UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2017

Commission File Number 001-31583

NAM TAI PROPERTY INC.
(Translation of registrant’s name into English)

Namtai Industrial Estate East 2 Namtai Road, Gushu, Xixiang Baoan District, Shenzhen People’s Republic of China (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20‑F  ☒  Form 40‑F  ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3‑2(b); 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI PROPERTY INC.

Date: September 22, 2017	By:	/s/ M.K. Koo
Name: M. K. Koo
Title: Executive Chairman

NEWS RELEASE

Investor relations contact: Mr. Kevin McGrath Managing Partner of Cameron Associates Tel: 212-245-4577 E-mail: kevin@cameronassoc.com	Please refer to the Nam Tai website (www.namtai.com) or the SEC website (www.sec.gov) for Nam Tai press releases and financial statements.

NAM TAI PROPERTY INC.

SHENZHEN, PRC – September 22, 2017 – Nam Tai Property Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTP) today announced that a member of the Company's Board of Directors, Charles Chu, who served on the Audit, Compensation, and Nominating/Corporate Governance Committees, has tendered his resignation from the Board in connection with unresolved questions concerning Mr. Chu's personal matters unrelated to his service on the Company's Board. The Company has agreed to terminate Mr. Chu's position on the Board effective September 22, 2017. The Company is reviewing this matter and will take appropriate action if it determines that there has been any infraction or the Company was otherwise harmed.

ABOUT NAM TAI PROPERTY INC.

We are a real estate developer. We hold two parcels of land located in Gushu and Guangming, Shenzhen, China. We are converting these two parcels of land that formally housed the manufacturing facilities of our prior businesses into high-tech research and development centers, Nam Tai Inno Park and Nam Tai Inno City. We expect our principal income in the future will be derived from rental income from these research and development centers. Nam Tai Property Inc. is a corporation registered in the British Virgin Islands and listed on the New York Stock Exchange (Symbol: “NTP”).